

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2008

<u>Via US Mail and Facsimile</u>

Ms. Colleen A. Zuhl
Chief Financial Officer
Coachmen Industries, Inc.
423 North Main Street
Middlebury, Indiana 46540

> **Re: Coachmen Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-07160**

Dear Ms. Zuhl:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief